

June 11, 2010

Mr. Dennis G. Moore, President and Chief Financial Officer
J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, New Jersey 08109

   Re: **J & J Snack Foods Corp.**
     Form 10-K for the Fiscal Year Ended September 26, 2009
     Filed December 8, 2009
     File No. 0-14616

Dear Mr. Moore:

   We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        H. Roger Schwall
        Assistant Director